Exhibit 99.2

VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	September 30, 2021	December 31, 2020
	U.S. dollars in thousands
ASSETS
Current assets:
Cash and cash equivalents	$25,278	$13,184
Restricted bank deposits	-	151
Short-term bank deposits	25,167	17,110
Trade receivables	-	129
Other current assets	912	1,419
Total current assets	51,357	31,993

Non-current assets:
Restricted bank deposits	362	362
Long-term prepaid expenses	201	241
Funds in respect of employee rights upon retirement	341	354
Property, plant and equipment, net	6,752	6,632
Operating lease right-of-use assets	2,127	2,124
Total non-current assets	9,783	9,713
Total assets	$61,140	$41,706

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$2,330	$1,960
Other	4,095	4,275
Deferred revenue	679	725
Current maturity of operating leases liability	508	393
Current maturity of finance lease liability	-	106
Total current liabilities	$7,612	$7,459

Non-current liabilities:
Liability for employee rights upon retirement	456	474
Deferred revenue	176	704
Operating lease liability	1,884	2,029
Other non-current liability	173	123
Total non-current liabilities	2,689	3,330

Commitments

Total liabilities	$10,301	$10,789

Ordinary shares subject to possible redemption, 615,366 shares at redemption value (see note 4)	1,598	-

Shareholders’ equity:

Ordinary shares, NIS 0.01 par value; Authorized as of September 30, 2021 and December 31, 2020, 150,000,000 shares; issued and outstanding as of September 30, 2021 and December 31, 2020 61,953,091 and 48,187,463 shares, respectively (excluding 615,366 and -0- shares subject to possible redemption, as of September 30, 2021 and December 31, 2020, respectively)	149	108
Additional paid in capital	293,502	252,561
Warrants	8,556	10,401
Accumulated deficit	(252,966)	(232,153)
Total equity	49,241	30,917
Total liabilities, ordinary shares subject to possible redemption and shareholders’ equity	$61,140	$41,706

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
Revenues	$199	$193	$572	$717
Cost of revenues	(91)	(132)	(270)	(298)
Gross profit	108	61	302	419
Research and development expenses, net	$4,996	$4,600	$16,407	$13,773
General and administrative expenses	1,625	1,283	4,779	3,960
Operating loss	6,513	5,822	20,884	17,314
Financial income	(19)	(56)	(106)	(391)
Financial expenses	8	13	35	39
Financial income, net	(11)	(43)	(71)	(352)
Net loss and comprehensive loss	$6,502	$5,779	$20,813	$16,962

U.S. dollars
Loss per share (see note 3)
Basic and diluted	$0.09	$0.12	$0.33	$0.40

Number of shares
Weighted average shares outstanding
Basic and diluted	70,298,677	47,896,747	63,530,781	42,222,603

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN

ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY

(UNAUDITED)

			Additional
			paid in		Accumulated	Total
	Ordinary shares		capital	Warrants	deficit	equity
	Shares	Amount	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2020	35,882,928	$73	$235,974	$7,904	$(207,928)	$36,023

CHANGES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020:
Net loss	-	-	-	-	(16,962)	(16,962
Issuance of ordinary shares, net of issuance costs	12,014,008	35	12,624	4,313	-	16,972
Expired warrants	-	-	1,816	(1,816)	-	-
Share based compensation	-	-	1,328	-	-	1,328
BALANCE AT SEPTEMBER 30, 2020	47,896,936	$108	$251,742	$10,401	$(224,890)	$37,361

			Additional				Ordinary shares subject
			paid in		Accumulated	Total	to possible
	Ordinary shares		capital	Warrants	deficit	equity	redemption
	shares	Amount	U.S. dollars in thousands				shares	Amount
BALANCE AT JANUARY 1, 2021	48,187,463	$108	$252,561	$10,401	$(232,153)	$30,917	-	-
CHANGES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
Net loss					(20,813)	(20,813)
Issuance of ordinary shares, net of issuance costs	8,871,790	27	30,730		-	30,757
Exercised warrants	4,893,838	14	8,879	(1,845)		7,048
Issue of Ordinary shares subject to possible redemption							615,366	1,598
Share based compensation			1,332	-	-	1,332
BALANCE AT SEPTEMBER 30, 2021	61,953,091	$149	$293,502	$8,556	$(252,966)	$49,241	615,366	$1,598

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2021	2020
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,813)	$(16,962)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	921	896
Interest income	(34)	(11)
Net changes in operating leases	(33)	10
Interest expenses on finance lease	(2)	(1)
Exchange losses (gains) on cash and cash equivalents and restricted cash	41	(137)
Changes in accrued liability for employee rights upon retirement	(5)	-
Share-based compensation	1,332	1,328
Changes in operating assets and liabilities:
Decrease in other current assets and long-term prepaid expenses	547	179
Decrease (increase) in trade receivables	129	(123)
Increase (decrease) in accounts payable:
Trade	370	(182)
Other (including other non-current liability)	(228)	(1,029)
Decrease in deferred revenue	(574)	(480)
Net cash used in operating activities	$(18,349)	$(16,512)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(943)	(49)
Investment in short-term bank deposits	(25,108)	(29,085)
Maturity of short-term bank deposits	17,085	31,027
Net cash (used in) provided by investing activities	$(8,966)	$1,893

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants	32,959	18,647
Issuance costs	(2,202)	(1,675)
Proceeds from issuance of ordinary shares subject to possible redemption	1,598	-
Proceeds from exercised warrants	7,048	-
Finance lease payments	(104)	(288)
Net cash provided by financing activities	$39,299	$16,684

INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	11,984	2,065
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	13,697	9,942
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(41)	137
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$25,640	$12,144

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Right of use assets obtained in exchange for new operating lease liabilities	$271	$230
Purchase of property and equipment in payables	$98	-

RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH REPORTED IN THE STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents	25,278	11,633
Restricted bank deposits included in current and non-current assets	362	511
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$25,640	$12,144

SUPPLEMENTARY DISCLOSURE ON CASH FLOWS
Interest received	$83	$311
Interest paid	$2	$8

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – GENERAL

Vascular Biogenics Ltd. (“VBL” or the “Company”) is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for difficult-to-treat cancer and immune or inflammatory indications. VBL’s lead candidates are ofranergene obadenovec (“VB-111”) which is being evaluated in a global Phase 3 clinical trial in platinum resistant ovarian cancer (the “ OVAL Study”), and VB-601, a monoclonal antibody targeting monocytes, which is being advanced towards an Investigational New Drug application for inflammatory applications. In 2017, the Company entered into an exclusive license agreement with NanoCarrier Co., Ltd. (the “NanoCarrier License”) for the development, commercialization, and supply of VB-111 in Japan for all indications.

Since inception, VBL has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of September 30, 2021, the Company had an accumulated deficit of $253.0 million. VBL’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of September 30, 2021, the Company had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $50.8 million. Based on its current cash resources, VBL believes it will be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023. VBL may seek to raise more capital to pursue additional activities. VBL may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when VBL needs it or may not be available on terms that are favorable to VBL.

In September 2021, the Company established VBL Inc., a U.S. based subsidiary of VBL, and plans to begin U.S. operations from this entity beginning in the fourth quarter of 2021.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements of VBL have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments (of a normal recurring nature) considered necessary for the fair statement of the results for the interim periods presented have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2020, filed by VBL with the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2021. The comparative balance sheet at December 31, 2020 has been derived from the audited financial statements at that date.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020 and for the year then ended.

Net Loss Per Share

VBL complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Net loss per share of common stock is computed by dividing the net loss by the weighted average number of ordinary shares outstanding during the period. VBL applies the two-class method in calculating loss per share.

Accretion associated with the ordinary shares subject to possible redemption is excluded from loss per ordinary share.

Potentially dilutive securities have been excluded from VBL’s computation of net loss per share as such securities would have been anti-dilutive. There were 17,202,734 ordinary shares underlying outstanding options and warrants at September 30, 2021, and 22,021,422 ordinary shares underlying outstanding options and warrants at September 30, 2020.

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NOTE 4 – SHAREHOLDERS’ EQUITY

Warrant Exercises

During the nine months ended September 30, 2021, an aggregate of 4,893,838 warrants to purchase ordinary shares were exercised for cash. Accordingly, VBL issued 4,893,838 shares and received proceeds of $7.0 million.

Shares and pre-funded warrants offering

On April 9, 2021, the Company entered into a purchase agreement for the sale of 5,150,265 of its ordinary shares to certain investors at a price of $1.90 per ordinary share and pre-funded warrants to purchase 8,050,000 ordinary shares at price of $1.89 per pre-funded warrant with an exercise price of each pre-funded warrant equal to $0.01 per share. In addition, the underwriters exercised an option to purchase additional shares and purchased 1,751,525 additional ordinary shares. Net proceeds from the issuance and sale of 6,901,790 ordinary shares and 8,050,000 pre-funded warrants were approximately $26.4 million, after deducting the underwriting discounts and commissions and the estimated offering expenses.

At-the-Market Offering (“ATM”) and Ordinary Share Purchase Agreement

The Company previously entered into a $15 million ATM facility, and into an ordinary share purchase agreement with a single institutional investor for up to $20 million of VBL’s ordinary shares, par value NIS 0.01 per share (the “Share Agreement”). The shares under the ATM may be sold from time to time and the shares sold pursuant to the Share Agreement may be sold from time to time until January 2024. During the nine months ended September 30, 2021, VBL sold an aggregate of 2,585,366 shares under the ATM and Share Agreement and received gross proceeds of approximately $6.3 million.

The Company failed to file a prospectus supplement specifying details of the share sales under the ATM. This may have constituted a violation of Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may give rise to liability under Section 12 of the Securities Act (which generally provides a rescission remedy for offers and sales of securities in violation of Section 5) as well as potential liability under the anti-fraud provisions of federal and state securities laws and state rescission laws. In such event, anyone who acquired such ordinary shares would have a right to rescind the purchase. If all the shareholders who acquired ordinary shares demanded rescission, the maximum that VBL would be obligated to repay would be approximately $3.5 million, plus interest. Out of the approximately $3.5 million of sales, one identified buyer purchased approximately $1.9 million of its ordinary shares. Such identified buyer has agreed to waive any rescission rights and has signed a waiver evidencing such agreement. The Securities Act generally requires that any claim brought for a violation of Section 5 of the Securities Act be brought within one year of the violation. Additionally, if it is determined that such sales did in fact violate the Securities Act, VBL may become subject to fines and penalties imposed by the SEC and state securities agencies. Based on consultation with its counsel and management assessment, VBL did not recognize any provision related to this uncertainty.

VBL analyzed the classification of the ordinary shares. Based on ASC 480-10-S99-3A(f), VBL determined that since the redemption obligation is outside of its control the ordinary shares are considered as ordinary shares subject to possible redemption, $1.6 million is classified as temporary equity as ordinary shares subject to possible redemption, as reflected in the balance sheet.

NOTE 5 – REVENUE

The revenues recognized for the period comprise revenues from the exclusive license agreement for the development, commercialization, and supply of VB-111 in Japan for all indications. The revenues are recognized according to ASC 606, “Revenues from Contracts with Customers.”

VBL has identified two performance obligations in the NanoCarrier License: (1) Grant of the license and use of its IP; and (2) Company’s participation and consulting assistance services. In addition, there is a potential performance obligation regarding future manufacturing.

During the nine months ended September 30, 2021, VBL recognized revenue of $0.6 million.

NOTE 6- SUBSEQUENT EVENTS

In October and November 2021, an aggregate of 6,630,159 warrants were exercised for cash. Accordingly, the company issued 6,630,159 ordinary shares and received proceeds of $9.6 million.

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